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                                             Filed by Kellstrom Industries, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                      Registration No: 333-56750


                              FOR IMMEDIATE RELEASE

                      KELLSTROM INDUSTRIES, INC. ANNOUNCES
                    AMENDMENTS TO ITS PENDING EXCHANGE OFFER
                       FOR CONVERTIBLE SUBORDINATED NOTES

Miramar, Fla. - June 12, 2001 - Kellstrom Industries, Inc. (NASDAQ: KELL) today announced that it has amended its pending exchange offer for its outstanding 5-3/4% convertible subordinated notes due October 15, 2002 (CUSIP Nos. 488035AC0 and U48787AA0) and 5-1/2% convertible subordinated notes due June 15, 2003 (CUSIP No. 488035AE6). Under the amended offer, Kellstrom is offering to exchange up to $96 million principal amount of old notes, which may include up to $54 million of old 5-3/4% notes and/or up to $86.25 million of old 5-1/2% notes, in any combination totaling no more than $96 million in aggregate.

Noteholders can choose to exchange old notes for any of the following three options:

         o  new senior subordinated notes (Option I);
         o  new mandatorily redeemable notes (Option II); or,
         o  new convertible subordinated notes (Option III).

Holders do not have to choose the same series of new notes for all of the old notes that they tender.

         o Noteholders who choose new senior subordinated notes (Option I) will receive $1,000 principal amount of new 8-1/2% senior subordinated notes due March 31, 2008 for each $1,000 principal amount of old notes. However, Kellstrom will issue no more than $30 million principal amount of new senior subordinated notes. The new senior subordinated notes will be senior subordinated obligations of Kellstrom and will be guaranteed on a senior subordinated basis by Kellstrom's material subsidiaries.

         o Noteholders who choose new mandatorily redeemable notes (Option II) will receive $1,000 principal amount of new 7% mandatorily redeemable subordinated notes due March 31, 2008 for each $1,000 principal amount of old notes. However, Kellstrom will issue no more than $30 million principal amount of mandatorily redeemable notes. Kellstrom will be required to make scheduled principal payments on the mandatorily redeemable notes, commencing on March 31, 2002 and continuing on March 31 of each year through 2008.

         o  Noteholders who choose new convertible subordinated notes (Option
            III) will receive $500 principal amount of new 6% convertible subordinated notes due March 31, 2008 for each $1,000 principal amount of old notes. However, Kellstrom will issue no more than $18 million principal amount of new convertible notes. The conversion price of the new convertible notes will be $7.56 per share, subject to customary adjustment provisions.

If tenders for new senior subordinated notes (Option I) exceed $30 million of old notes, the excess tenders will automatically be considered tenders for new mandatorily redeemable notes (Option II). If tenders for new mandatorily redeemable notes exceed $30 million of old notes, the excess tenders will


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automatically be considered tenders for new convertible subordinated notes
(Option III). If tenders for new convertible subordinated notes exceed $36 million of old notes, the excess tenders will not be accepted.

Each series of new notes will be issued on a first priority basis in exchange for 5-3/4% convertible subordinated notes due 2002. Accordingly, all the new senior subordinated notes, mandatorily redeemable notes or convertible notes, as applicable, will be issued in exchange for all old 5-3/4% notes that were tendered for such new series before any new notes of that series are issued in exchange for old 5-1/2% notes.

Old 5-3/4% notes tendered for any series of new notes will be accepted on a pro rata basis from all tendering holders of old 5-3/4% notes. Old 5-1/2% notes tendered for any series of new notes will be accepted on a pro rata basis from all tendering holders of old 5-1/2% notes.

If the exchange offer is fully subscribed, a total of $78 million principal amount of new notes will be issued. All the new notes issued in the offer will rank senior in right of payment to the old notes that remain outstanding after consummation of the offer. A minimum of $44.25 million and a maximum of $55.25 million of old notes will remain outstanding.

After consummation of the offer, Kellstrom's outstanding debt will rank in right of payment as follows: first, senior debt, including Kellstrom's $250 million secured credit facility; second, the new senior subordinated notes issued in the offer and Kellstrom's $30 million of 13% senior subordinated notes due 2007, which were issued in November 2000; third, the new mandatorily redeemable notes and the new convertible notes issued in the offer; and last, the remaining old 5-3/4% notes and old 5-1/2% notes.

Kellstrom will pay accrued interest in cash on all old notes accepted for purchase in the offer.

The expiration date for the offer will be 5:00 p.m., New York City time, on June 26, 2001, unless earlier terminated or extended. Holders must tender their old notes on or prior to the expiration date in order to receive new notes.

As of 5:00 p.m., New York City time, on June 11, 2001, the Company had received tenders from holders of $23.2 million in aggregate principal amount of the 5-3/4% convertible subordinated notes, representing 42.7% of the outstanding 5-3/4% notes, and $10.7 million in aggregate principal amount of the 5-1/2% convertible subordinated notes, representing 11.9% of the outstanding 5-1/2% notes.

The offer is subject to the satisfaction of specified conditions, including the receipt of tenders for at least $85 million principal amount of old notes, the receipt of requisite consents to the exchange offer from the lenders under Kellstrom's senior credit facility and receipt of consent from the holder of Kellstrom's existing senior subordinated notes.

The complete terms of the offer are contained in the amended Preliminary Prospectus and Exchange Offer documents dated June 12, 2001.

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Banc of America Securities LLC is the exclusive dealer manager for the exchange offer. D.F. King & Co., Inc. is the information agent and First Union National Bank is the depositary. Copies of the Preliminary Prospectus and Exchange Offer documents can be obtained by calling D.F. King at (800) 928-0153. Additional information concerning the terms and conditions of the offer may be obtained by contacting Banc of America Securities LLC at (888) 292-0070.

Kellstrom is a leading aviation inventory management company. Its principal business is the purchasing, overhauling (through subcontractors), reselling and leasing of aircraft parts, aircraft engines and engine parts. Headquartered in Miramar, FL, Kellstrom specializes in providing: engines and engine parts for large turbo fan engines manufactured by CFM International, General Electric, Pratt & Whitney and Rolls Royce; aircraft parts and turbojet engines and engine parts for large transport aircraft and helicopters; and aircraft components including flight data recorders, electrical and mechanical equipment and radar and navigation equipment.

Kellstrom has filed a Registration Statement with the SEC on Form S-4 registering the new notes, the related guarantees and the underlying shares to be offered in the exchange offer as well as a Schedule TO. The Registration Statement and Preliminary Prospectus and Exchange Offer document contained in the Registration Statement contain important information about Kellstrom, the exchange offer and related matters. Noteholders are urged to read the Registration Statement and the Preliminary Prospectus and Exchange Offer documents, Kellstrom's Schedule TO and any other relevant documents Kellstrom filed with the SEC.

The Registration Statement has not yet become effective. The new notes may not be sold and, although holders of the old notes may tender their old notes, tenders may not be accepted prior to the time the Registration Statement becomes effective. This press release shall not constitute an offer to sell or an offer to buy nor shall there be any sale of the new notes in any state in which such offer, solicitation or sale would be unlawful.

Noteholders are able to obtain copies of the Registration Statement on Form S-4 and the Preliminary Prospectus and Exchange Offer document, Kellstrom's Schedule TO and any other relevant documents for free through the website maintained by the SEC at http://www.sec.gov. In addition, these documents are available free of charge by contacting the information agent for the offer, D.F. King & Co., at
(800) 928-0153. If you have any questions about the offer, please call the dealer manager for the offer, Banc of America Securities LLC, at (888) 292-0070.

CONTACT: Banc of America Securities LLC
         Sam McNeil/Andrew Karp at (704) 386-1758

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